SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 25)(1)

NORDSON CORPORATION

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

655663 10 2

(Cusip Number)

For the year ended December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

      (1) The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on Following Pages)

13G
CUSIP No. 655663 10 2		Page 2 of 5

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Evan W. Nord

2.	Check the Appropriate Box if a Member of a Group: N/A
		(a) ☐
		(b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power:	2,386,496

	6.	Shared Voting Power:	2,637,676

	7.	Sole Dispositive Power:	1,386,496

	8.	Shared Dispositive Power:	2,637,676

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:		5,024,172

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:		☐

11.	Percent of Class Represented by Amount in Row (9):		14.3%

12.	Type of Reporting Person:		IN

SCHEDULE 13G

Item 1(a).	Name of Issuer: Nordson Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
28601 Clemens Road Westlake, Ohio 44145

Item 2(a).	Name of Person Filing: Evan W. Nord

Item 2(b).	Address of Principal Business Office or, if None, Residence:
c/o Bauknight, Pietras & Stormer P.O. Box 1330 Columbia, South Carolina 29202-1330

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Shares, without par value

Item 2(e).	CUSIP Number: 655663 10 2

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable

Item 4.	Ownership

(a) Amount Beneficially Owned: 5,024,172

(b) Percent of Class: 14.3%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,386,496

(ii) Shared power to vote or to direct the vote: 2,637,676

(iii) Sole power to dispose or to direct the disposition of: 1,386,496

(iv) Shared power to dispose or to direct the disposition of: 2,637,676

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Evan W. Nord and his brother, Eric T. Nord, hold 2,005,560 of the Common Shares covered by this Schedule as testamentary trustees under the will of Walter G. Nord, the founder of Nordson Corporation. Evan W. Nord and Eric T. Nord are entitled for their lifetimes to receive the net income, and may receive discretionary distributions of principal, from 1,524,240 and 481,320 shares, respectively. Upon their deaths, each has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit. Evan W. Nord and Eric T. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Evan W. Nord holds 1,000,000 of the Common Shares covered by this Schedule as trust advisor of the Cynthia W. Nord Charitable Remainder Unitrust and has sole voting power with respect to all of these shares. Evan W. Nord holds 1,000,000 of the Common Shares covered by this Schedule as the sole trustee and trust advisor of the Evan W. Nord Charitable Reminder Unitrust and has sole voting and sole investment power with respect to all of these shares.

Evan W. Nord and his brother, Eric T. Nord, hold 632,116 of the Common Shares covered by this Schedule as trustees of The Nord Family Foundation. Evan W. Nord and Eric T. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications: Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evan W. Nord
February 16, 2004	Evan W. Nord

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